UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             ____________

                             SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PHOTOCOMM, INC.
______________________________________________________________________
                                 (Name of Issuer)

                   Common Stock Par Value $.10 Each
______________________________________________________________________
                             (Title of Class of Securities)

                                719319-10-5
______________________________________________________________________
                             (CUSIP Number)

                              Jill B. W. Sisson, Esq.
                           General Counsel and Secretary
                               ACX Technologies, Inc.
                          16000 Table Mountain Parkway
                              Golden, Colorado 80403

                                  (303) 271-7000
______________________________________________________________________
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                           August 16, 1996
______________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

______________________________________________________________________
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  ACX Technologies, Inc.*

  * The Common Stock is being acquired by Golden Technologies Company, Inc., which is a wholly owned subsidiary of ACX Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) / X /

 (b) /   /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or    2(e).
                     /   /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                    7 SOLE VOTING POWER
                           - 0 -*
 NUMBER OF
  SHARES            8 SHARED VOTING POWER
BENEFICIALLY               - 0 -*
  OWNED BY
   EACH             9 SOLE DISPOSITIVE POWER
 REPORTING                 - 0 -*
  PERSON
   WITH            10 SHARED DISPOSITIVE POWER
                           - 0 -*

                      *  See Item 5(b).


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   6,612,447 (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.   /   /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   46 percent

14 TYPE OF REPORTING PERSON
   CO
______________________________________________________________________
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Golden Technologies Company, Inc.*

  * Golden Technologies Company, Inc. is a wholly owned subsidiary of ACX Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) /X /

   (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
        /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7  SOLE VOTING POWER
                                       - 0 -*
  NUMBER OF
    SHARES                    8  SHARED VOTING POWER
  BENEFICIALLY                         - 0 -*
   OWNED BY
    EACH                      9  SOLE DISPOSITIVE POWER
  REPORTING                            - 0 -*
   PERSON
    WITH                     10  SHARED DISPOSITIVE POWER
                                       - 0 -*

                                 *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   6,612,447 (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  46 percent

14 TYPE OF REPORTING PERSON
   CO

ITEM 1.  SECURITY AND ISSUER.

  The class of equity securities to which this Schedule 13D relates is Common Stock par value $.10 (the "Common Stock").

  The issuer of the Common Stock is Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 East Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 2.  IDENTITY AND BACKGROUND

  (a) ACX Technologies, Inc. ("ACX"), a Colorado Corporation, is a holding company that owns businesses that produce advanced technical ceramic products, high performance consumer and industrial packaging, and flat rolled aluminum sheet products. ACX has announced its intention to discontinue the flat rolled aluminum sheet business. ACX also owns Golden Technologies Company, Inc. ("GTC").

  GTC, a Colorado Corporation, is primarily a development company that currently focuses on two primary areas of development:
biodegradable plastics and solar photovoltaics.

  ACX and GTC are making a single joint filing pursuant to Rule 13d-1(f)(2).

  The directors and executive officers of ACX and GTC are:

                  ACX                          GTC

                  Jeffrey H. Coors             Dean A. Rulis
                  William K. Coors             John K. Coors
                  Joseph Coors*                 J. Michael Davis
                  Joseph Coors, Jr.            Jerry W. Young
                  John K. Coors
                  John D. Beckett
                  Richard P. Godwin
                  John H. Mullin, III
                  John Hoyt Stookey
                  Jed J. Burnham
                  Gail A. Constancio
                  Jill B. W. Sisson
___________________
*Director Emeritus.

  (b) The address of the principal business and principal office of ACX and GTC and business address of each of their respective directors and officers is c/o ACX Technologies, Inc. and c/o Golden Technologies Company, Inc., respectively, 16000 Table Mountain Parkway, Golden, Colorado 80403.

  (c) The present principal occupation or employment of each of the directors and executive officers of ACX and GTC and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

  ACX Directors and Officers:

  Jeffrey H. Coors   President (member of the Office of the President)
                     and a Director of ACX; 16000 Table Mountain
                     Parkway, Golden, Colorado 80403.

  William K. Coors   Chairman of the Board of ACX; for principal
                     business and address, see above;
                     Chairman of the Board and President of Adolph
                     Coors Company, holding company for beer business, Golden, Colorado 80401.

  Joseph Coors       Director Emeritus.

  Joseph Coors, Jr.  President (member of the Office of the President)
                     and a Director of ACX; for principal business and address, see above.

  John K. Coors      Director of ACX; for principal business and
                     address, see above.

  John D. Beckett    Director of ACX; for principal business and
                     address, see above.

  Richard P. Godwin  Director of ACX; for principal business and address, see above.

  John H. Mullin, III  Director of ACX; for principal business and address, see above.

  John Hoyt Stookey  Director of ACX; for principal business and address, see above.

  Jed J. Burnham     Chief Financial Officer and Treasurer of ACX; for
                     principal business and address, see above.

  Gail A. Constancio   Controller and Principal Accounting Officer of
                      ACX; for principal business and address, see above.

  Jill B. W. Sisson  General Counsel and Secretary of ACX; for
                     principal business and address, see above.

  GTC Directors and Officers:

  Dean A. Rulis      President and Director of GTC; 16000 Table
                     Mountain Parkway, Golden, Colorado 80403.

  John K. Coors      Vice President of GTC; for principal business and
                     address, see above.
                     President of Golden Photon, Inc.; 16000 Table
                     Mountain Parkway, Golden, Colorado 80403.

  J. Michael Davis   Vice President of Business Development of GTC;
                     for principal  business and address, see above.

  Jerry W. Young     Vice President of Finance, Secretary and
                     Treasurer of GTC; for principal business and address, see above.

  (d) and (e) None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

  (f) All of the above named individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  GTC intends to obtain the funds to acquire the Common Stock from its own cash and by advances to it from ACX, its parent. ACX will obtain the funds from its operations.

ITEM 4.  PURPOSE OF TRANSACTION

  The acquisition of the Common Stock will be made pursuant to a Stock Purchase Agreement dated August 16, 1996, between GTC and The New World Power Company ("NWP") pursuant to which GTC will acquire 6,612,447 shares of Common Stock of the Company. ACX is negotiating with the Company to acquire 2,000,000 shares of Common Stock directly from the Company. No definitive agreement has been signed with respect to such purchase by ACX from the Company. Following the acquisition of the Common Stock from NWP, GTC will own approximately 46 percent of the issued and outstanding Common Stock and if ACX acquires 2,000,000 Shares of Common Stock from the Company, ACX and GTC together will own approximately 54 percent of the issued and outstanding Common Stock, assuming no additional issuances of Common Stock.

  At the time of closing under the agreement with NWP it is contemplated that three board members of the Company selected by NWP will resign from the Company's board of directors to be replaced by designees of GTC. Accordingly, GTC will have selected three of seven directors. At the ensuing annual meeting, GTC will have sufficient votes (assuming it purchases only the shares of Common Stock from NWP and no other shares are issued) to elect three directors, and depending upon the number of other shares voted at the meeting under the Company's cumulative voting system, the possibility of electing four or more directors.

  In the event ACX does not acquire the additional 2,000,000 shares from the Company (described above), ACX or GTC may from time to time buy additional shares of the Company's Common Stock in the market, so that together they would own a majority of Common Stock in the Company. Except as described herein, GTC and ACX have no present plan or proposal that relates or would result in:

  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as referenced above;

  (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  (d) any change in the present board of directors of the Company or management of the Company, except as referenced above;

  (e) any material change in the present capitalization or dividend policy of the Company;

  (f) any material change in the Company's business or corporate structure;

  (g) any change in the Company's Charter or bylaws, or other action which may impede the acquisition of control of the Company by any person;

  (h) causing a class of securities of the Company to be delisted from a national securities exchange;

  (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) Because, within 60 days, GTC may acquire 6,612,447 shares of the Common Stock, amounting to 46 percent of the outstanding shares of Common Stock, pursuant to the terms of the Stock Purchase Agreement described in Item 4 hereof, ACX and GTC, respectively, may be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 under the Act. Pursuant to Rule 13d-4 under the Act, however, until the purchase is consummated, ACX and GTC disclaim beneficial ownership of all such shares.

  To the best of the knowledge of each of ACX and GTC, none of the directors and officers named in Item 2 is the beneficial owner of any shares of the Common Stock.


  (b) Neither ACX nor GTC has any power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Common Stock, unless and until the acquisition under the Stock
Purchase Agreement described in Items 4 is effected.

  To the best of the knowledge of each of ACX and GTC, none of the directors and officers named in Item 2 has any power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Common Stock.

  (c) Neither ACX nor GTC has effected any transactions in shares of the Common Stock during the past 60 days.

  To the best of the knowledge of each of ACX and GTC, none of the directors and officers named in Item 2 has effected any transactions in any shares of the Common Stock during the past 60 days.

  (d) Each of ACX and GTC affirms that to the best of their knowledge no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Common
Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Stock Purchase Agreement dated August 16, 1996, between Golden Technologies Company, Inc. and The New World Power Corporation.

Exhibit 2 - Joint filing statement (included in signature page)

SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of ACX Technologies, Inc. and Golden Technologies
Company, Inc.

Dated:  August 26, 1996


/s/ Jill B.W. Sisson
___________________________________________
ACX Technologies, Inc.
By: Jill B.W. Sisson


/s/ Jerry W. Young
___________________________________________
Golden Technologies Company, Inc.
By: Jerry W. Young